

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

William M. Walker
Chairman, President and Chief Executive Officer
Walker & Dunlop, Inc.
7501 Wisconsin Avenue
Suite 1200
Bethesda, MD 20814

> **Re: Walker & Dunlop, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed September 10, 2010**
> **File No. 333-168535**

Dear Mr. Walker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 4, 2010

1.   Please refer to your response to comment 4 of our August 30, 2010 letter. Please revise here and throughout your document to delete the presentation of pro forma EPS before tax expense as such a measure is not contemplated by US GAAP in this situation and the measure of pro forma EPS after tax is more relevant to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37
Revenues, page 41
Gains From Mortgage Banking Activities, page 41

2.   Please refer to your response to comment 12 of our August 30, 2010 letter and address the following regarding your presentation of mortgage banking revenues:

   a. Tell us how you valued the forward loan commitment derivative upon origination of the loan, specifically addressing the extent to which you are factoring in servicing fees as part of that valuation. Tell us how you considered the guidance of Staff Accounting Bulletin Topic 5:DD in that regard.

   b. Please revise to disclose the specific authoritative basis you relied on in recording mortgage banking revenues when you enter into commitments instead of when the sale of the loans is consummated, including the basis for recording each of the elements identified in your revisions as revenue on the date you enter commitments.

   c. Tell us what the amounts reflected in your line item "Fair value of MSR related to rate lock commitments and mortgage loans held for sale" in the table in Note 4 on page F-15. This line item and various disclosures elsewhere seem to imply that you record the fair value of mortgage servicing rights at origination. Based on the tables in Notes 4 and 5 in the footnotes to the financial statements and referenced in your response to comment 33 of our August 30, 2010 letter, these amounts appear to represent your capitalized mortgage servicing rights at the time of origination. Please revise to specifically disclose whether that it is your policy. Specifically clarify the authoritative basis you relied on in accounting for originated mortgage servicing rights as revenue at origination rather than at the point they are created when the loan is sold.

   d. As previously requested, please provide us with the journal entries supporting an example transaction separately addressing a loan origination and sale. Continue the example transaction through collection and payments made under the risk-sharing guaranty.

Costs and Expenses, page 42
Provision for Risk-Sharing Obligations, page 42

3.   In your response to the 2nd bullet of comment 12 of our letter dated August 30, 2009, you indicate that you applied the provisions of ASC 450 (FIN 45) to your performance guaranty. Please address the following regarding your treatment of the guaranty obligation and your provision for the risk-sharing obligation:

   a. Your disclosure on page 43 states that the guaranty obligation represents your "stand-ready obligation and is comprised primarily of the present value of the estimated cost to monitor the physical condition of the property and financial condition and liquidity of the borrower for the estimated life of the loan." It appears that this does not include a component for credit losses to be incurred under the guaranty. Please tell us whether that is the case and if so, explain why not.

   b. Tell us more clearly how you valued the guaranty obligation at the time of sale. Tell us how you evaluated the extent of any linkage in the price at which the loan is sold to Fannie that would reflect the premium which you would in theory receive as reimbursement for undertaking the risk-sharing obligation on the loan. Tell us whether you believe there is a rate differential in pricing received for loans sold with risk sharing obligation and loans sold without risk sharing obligation. If so, tell us how you considered that rate differential as a proxy for the value of the guaranty obligation.

c.   Tell us how you considered the guidance of paragraphs 2 and 3 of ASC 460-10-25 (FIN 45). This guidance indicates that no bifurcation and no separate accounting for the contingent and non-contingent aspects of the guarantee are required. It also indicates that the guidance of ASC 450-20-25 (SFAS 5) should not be interpreted as prohibiting a guarantor from recognizing a liability for a guarantee even though it is not probable that payment will be required.

d.   Your disclosure indicates that the guaranty obligation for the risk-sharing obligation (i.e., the contingent component) is not recognized until payment is probable. Identify the extent to which this occurs because you believed at the time of sale that no payments were expected. Tell us how you determined it was appropriate under this guidance not to recognize any contingent component of the liability at the time the loan is sold.

e.   To the extent your best estimate of future credit losses over the life of the guaranty approximated zero because you expected no payments for credit losses to be made under your risk sharing obligation for loans sold in earlier periods, please revise to disclose that fact.

f.   Specifically discuss the extent to which you have updated your initial expectations of future credit losses when valuing the guaranty obligation at inception for your more recent loan sales in light of the current economic environment and your recent payments made under the risk sharing obligations.

Credit Quality and Allowance for Risk Sharing Obligation, page 52

4.   We note your response to comment 17, including your statement that you have had only 15 loans resulting in $7.6 million of risk-sharing losses in your 20 plus year history, none of which was from modified risk-sharing loan arrangements. Please revise to disclose this information provided in your response and to provide quantified information of your Fannie Mae DUS loans subject to full risk sharing agreements and modified risk sharing agreements. Include a discussion of how the type of risk sharing agreement affected the amount of the provision.

Financial Statements
Consolidated and Combined Statements of Income, page F-4

5.   Please refer to your response to comment 27 of our August 30, 2010 letter and revise to present pro forma income taxes as part of your intended revisions. Note that pro forma EPS should be calculated on net income after pro forma income taxes. Similarly, revise footnote 8 to the financial statements. For transparency purposes and evaluation of historical trends, please consider presenting this measure for all periods presented on the face of your Statement of Income.

Note 2—Summary of Significant Accounting Policies
Loans Held for Sale, page F-10

6.   We note your response to comment 30 regarding your election to document for certain loans at the time of origination that you will measure those loans at the lower of cost or market. Please revise to quantify the extent to which you elect to measure loans at the lower of cost or market instead of fair value. Disclose how you determine which loans you will elect to measure at the lower of cost or fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: *(facsimile only)*
         David Bosner
         Hogan Lovells US LLP
         (202) 637-5910